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                                                                  March 16, 2012

VIA EDGAR AND COURIER
---------------------

Mr. Kevin L. Vaughn
Accounting Branch Chief
United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549

         Re:      Ricoh Company, Ltd.
                  Form 20-F for the Fiscal Year Ended March 31, 2011 Filed June 30, 2011
                  Response Letter dated March 5, 2012
                  File No. 002-68279
                  ------------------------------------------------------

Dear Mr. Vaughn:

         In connection with your comment in your letter dated March 9, 2012 regarding the annual report of Ricoh Company, Ltd. ("Ricoh" or the "Company") on Form 20-F for the fiscal year ended March 31, 2011, we offer the following response. For the convenience of the staff of the United States Securities and Exchange Commission (the "Staff"), we have reproduced the comment set forth in your letter in capital letters, which is followed by our response.

FORM 20-F FOR THE FISCAL YEAR ENDED MARCH 31, 2011
--------------------------------------------------

INDEX TO CONSOLIDATED FINANCIAL STATEMENTS, PAGE F-1
----------------------------------------------------

NOTE 20. SEGMENT INFORMATION, PAGE F-51
---------------------------------------

1. WE NOTE YOUR RESPONSE TO PRIOR COMMENT 5. PLEASE REVISE FUTURE FILINGS TO PROVIDE THE DISCLOSURES REQUIRED BY FASB ASC 280-10-50-41(A), INCLUDING SEPARATE DISCLOSURE OF MATERIAL REVENUES ATTRIBUTED TO AN INDIVIDUAL FOREIGN COUNTRY.

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         RESPONSE:

         Thank you for your comment. We will revise future filings to provide such disclosures.

                                   *  *  *

         In connection with our response to your comment on our filing, we acknowledge that (i) Ricoh is responsible for the adequacy and accuracy of the disclosure in the filings, (ii) Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filings and (iii) Ricoh may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

         Should you have any questions regarding our response, please do not hesitate to contact either by phone and/or email my colleague Hisaki Tsunoda, General Manager of Accounting Department (+81-3-6278-4901;
hisaki.tsunoda@nts.ricoh.co.jp) or myself (+81-3-6278-4600;
zenji.miura@nts.ricoh.co.jp).

                                       Sincerely,


                                       /s/ Zenji Miura
                                       -----------------------------------
                                       Zenji Miura
                                       Representative Director, Deputy President
                                       and Chief Financial Officer
                                       Ricoh Company, Ltd.